IMPERIAL

21 May 2002

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of an Announcement concerning the appointment of an Administrator to OzNetwork Pty Limited, a subsidiary company, lodged with the Australian Stock Exchange Limited on 20 May 2002.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dh7844a

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/05/2002

TIME: 11:16:59

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appt of Administrator - OzNetwork Pty Ltd

IMPERIAL

FAXED

21 May 2002

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

APPOINTMENT OF ADMINISTRATOR – OZNETWORK PTY LIMITED

On 20 May 2002 the Board of OzNetwork Pty Limited, a subsidiary of Imperial One Limited resolved to appoint an Administrator to the Company.

Yours faithfully

D L Hughes
Secretary

dh7839a

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550